Exhibit 99.1

GDEV announces results for the second quarter and first half of 2025

September 2, 2025 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”) released its unaudited financial and operational results for the second quarter and first half-year ended June 30, 2025.

Second quarter 2025 financial highlights:

●	Revenue of $120 million increased by 13% year-over-year.
●	Selling and marketing expenses of $53 million increased by 11% year-over-year driven by testing of new areas in our performance marketing.
●	Profit for the period, net of tax, of $17 million in Q2 2025 increased vs. $15 million in Q2 2024.
●	Adjusted EBITDA[1] of $22 million increased vs. $17 million in Q2 2024.
●	Strong liquidity position of $93[2] million provides substantial resources for potential future strategic investments.

Second quarter and first half of 2025 financial performance in comparison

US$ million	Q2 2025	Q2 2024	Change (%)	H1 2025	H1 2024	Change (%)
Revenue	120	106	13%	217	213	2%
Platform commissions	(25)	(23)	10%	(46)	(46)	(2)%
Game operation cost	(14)	(12)	15%	(28)	(25)	11%
Selling and marketing expenses	(53)	(47)	11%	(95)	(111)	(14)%
General and administrative expenses	(9)	(9)	5%	(17)	(16)	4%
Profit/loss for the period, net of tax	17	15	13%	31	9	N/M
Adjusted EBITDA	22	17	30%	38	16	N/M
Cash flows (used in)/generated from operating activities	(10)	11	N/M	(4)	12	N/M

N/M: not meaningful

Second quarter 2025 financial performance

In the second quarter of 2025, our revenue increased by $14 million (or 13%) year-over-year to reach $120 million. This increase was primarily due to a refinement in our revenue recognition processes for allocating in-app purchases between consumable items and durable items, resulting in a higher proportion of consumable items, which are recognized as revenue in the same period they are purchased, being recognized in the second quarter of 2025. Partially offsetting was a decline in current-period bookings as well as a decrease in advertising revenue.

Platform commissions increased by $2 million (or 10%) in the second quarter of 2025 compared to the same period in 2024 in line with the increase in revenues.

Game operation cost remained relatively stable at the level of $14 million in the second quarter of 2025 vs. $12 million in the second quarter of 2024.

Selling and marketing expenses in the second quarter of 2025 increased by $5 million vs. the same period in 2024, amounting to $53 million. The increase is attributable to tests in our performance marketing approach.

General and administrative expenses remained stable at $9 million in the second quarters of both 2025 and 2024.

As a result of the factors above we recorded a profit for the period, net of tax, of $17 million compared with $15 million in the same period of 2024. Adjusted EBITDA in the second quarter of 2025 amounted to $22 million, an increase of $5 million compared with the same period in 2024.

1 For more information, see section titled “Presentation of Non-IFRS Financial Measures” on the last two pages of this report, including the reconciliation of the profit for the period, net of tax to the Adjusted EBITDA.

2 The amounts include investments in liquid high quality securities.

Cash flows generated from operating activities were negative $10 million in the second quarter of 2025 compared with positive $11 million in the same period in 2024 primarily due to decrease in bookings and increase in marketing expenses.

First half 2025 financial performance

In the first half of 2025, our revenue increased by $4 million (or 2%) year-over-year to $217 million. This increase was primarily due to a refinement in our revenue recognition processes for allocating in-app purchases between consumable items and durable items, resulting in a higher proportion of consumable items, which are recognized as revenue in the same period they are purchased, being recognized in the first half of 2025. Partially offsetting was a decline in current-period bookings as well as a decrease in advertising revenue.

Platform commissions decreased by $0.7 million (or 2%) in the first half of 2025 compared to the same period in 2024, driven by an increase of revenues recognized from PC platforms, where we enjoy lower commissions.

Game operation cost increased to the level of $28 million in the first half of 2025 vs. $25 million in the first half of 2024, mainly driven by an increase in investments in our IT infrastructure.

Selling and marketing expenses in the first half of 2025 decreased by $16 million vs. the same period in 2024, amounting to $95 million. The decrease is due to revising our approach and scaling down on user acquisition spending with a focus on efficiency rather than scale partially offset by an increase in expenses driven by testing of new areas in our performance marketing.

General and administrative expenses remained relatively stable at $17 million in the first half of 2025 vs. $16 million in the same period in 2024.

As a result of the factors above (together with net finance income in the first half of 2025 of $3 million vs. net finance expenses in the same period in 2024 of $2 million), we recorded a profit for the period, net of tax, of $31 million compared with $9 million in the same period of 2024. Adjusted EBITDA in the first half of 2025 amounted to $38 million, an increase of $22 million compared with the same period in 2024.

Cash flows generated from operating activities were negative $4 million in the first half of 2025 compared with positive $12 million in the same period in 2024 mainly due to a decrease in bookings partially offset by a decrease in marketing expenses.

Second quarter and first half 2025 operational performance comparison

	Q2 2025	Q2 2024	Change (%)		H1 2025	H1 2024	Change (%)
Bookings ($ million)	92	108	(14)%		173	216	(20)%
Bookings from in-app purchases	87	101	(14)%		163	201	(19)%
Bookings from advertising	5	7	(18)%		10	15	(31)%
Share of advertising	5.9%	6.2%	(0.3)	p.p.	5.9%	6.9%	(1.0)	p.p.
MPU (thousand)	312	381	(18)%		298	381	(22)%
ABPPU ($)	93	88	5%		91	88	3%

Bookings declined in the second quarter and first half of 2025 to reach $92 million and $173 million respectively compared with $108 million and $216 million in the same respective periods in 2024. The decline is primarily due to a decline in monthly paying users by 18% and 22% in the second quarter and first half of 2025 respectively vs. the same respective periods in 2024 which we attribute to the decrease of the user acquisition expenses throughout 2024 and first half of 2025.

The share of advertisement sales as a percentage of total bookings decreased in the second quarter and first half of 2025 to reach 5.9% in both periods compared to 6.2% and 6.9% in the same respective periods in 2024. This decline was primarily driven by a global trend of declining CPM rates for advertising throughout 2024 and 2025.

Split of bookings by platform	Q2 2025	Q2 2024[3]	H1 2025	H1 2024[3]
Mobile	63%	59%	61%	60%
PC	37%	41%	39%	40%

In the second quarter of 2025 we recorded an increase in share of mobile to reach 63% vs 59% in the same period in 2024, while in the first half of 2025, the share of mobile and PC versions of our games remained relatively stable compared with the first half of 2024.

Split of bookings by geography	Q2 2025	Q2 2024[3]	H1 2025	H1 2024[3]
US	34%	35%	34%	34%
Asia	19%	22%	20%	22%
Europe	32%	29%	32%	29%
Other	15%	14%	14%	15%

Our split of bookings by geography in the second quarter and first half of 2025 vs. the same respective periods in 2024 remained broadly similar, with a small decrease in the share of bookings in Asia and a small increase in bookings in Europe.

Note:

Due to rounding, the numbers presented throughout this release may not precisely add up to the totals. The period-over-period percentage changes are based on the actual numbers and may therefore differ from the percentage changes if those were to be calculated based on the rounded numbers.

About GDEV

GDEV is a gaming and entertainment holding company, focused on development and growth of its franchise portfolio across various genres and platforms. With a diverse range of subsidiaries including Nexters and Cubic Games, among others, GDEV strives to create games that will inspire and engage millions of players for years to come. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D and others have accumulated over 550 million installs and $2.5 billion of bookings worldwide. For more information, please visit www.gdev.inc

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer
investor@gdev.inc

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2024 Annual Report on Form 20-F, filed by the Company on March 31, 2025, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

3 Final bookings data have been used to update the geographic and platform breakdowns initially published with our preliminary H1’2024 and Q2’2024 results.

Presentation of Non-IFRS Financial Measures

In addition to the results provided in accordance with IFRS throughout this press release, the Company has provided the non-IFRS financial measure “Adjusted EBITDA” (the “Non-IFRS Financial Measure”). The Company defines Adjusted EBITDA as the profit/loss for the period, net of tax as presented in the Company’s financial statements in accordance with IFRS, adjusted to exclude (i) goodwill and investments in equity-accounted associates’ impairment, (ii) loss on disposal of subsidiaries, (iii) income tax expense, (iv) other financial income, finance income and expenses other than foreign exchange gains and losses and bank charges, (v) change in fair value of share warrant obligations and other financial instruments, (vi) share of loss of equity-accounted associates, (vii) depreciation and amortization, (viii) share-based payments expense and (ix) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance. The Company uses this Non-IFRS Financial Measure for business planning purposes and in measuring its performance relative to that of its competitors. The Company believes that this Non-IFRS Financial Measure is a useful financial metric to assess its operating performance from period-to-period by excluding certain items that the Company believes are not representative of its core business. This Non-IFRS Financial Measure is not intended to replace, and should not be considered superior to, the presentation of the Company’s financial results in accordance with IFRS. The use of the Non-IFRS Financial Measure terms may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures.

Reconciliation of the profit for the period, net of tax to the Adjusted EBITDA

US$ million	Q2 2025	Q2 2024	H1 2025	H1 2024
Profit for the period, net of tax	17	15	31	9
Adjust for:
Income tax expense	2	1	3	2
Adjusted finance income[4]	(0.2)	(0.4)	(1)	(0.6)
Share of loss of equity-accounted associates	2	0.2	2	2
Change in fair value of share warrant obligations and other financial instruments	(0.2)	(0.4)	(0.1)	(0.3)
Depreciation and amortization	2	1	3	3
Share-based payments	0.4	0.2	0.5	0.4
Adjusted EBITDA	22	17	38	16

4 Adjusted finance income/expenses consist of finance income and expenses other than foreign exchange gains and losses and bank charges, net.